Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Building a Team for the Future: The Independent Transco Staffing Plan

As joint implementation teams for the planned spin-off and merger of Entergy’s transmission business are mapping out how to separate everything from substations to supplies, a staffing team is making progress toward identifying Entergy employees who may become employees of ITC.

“At the core of their efforts is the Employee Matters Agreement, which will help determine the staffing process as well as compensation and benefits programs for approximately 750 employees who will move to ITC,” said Renae Conley, Entergy’s executive vice president, human resources and administration.

Three Employee Groups Defined

The Joint Integrated Staffing Team has defined three categories of Entergy employees based on their current roles and ITC’s projected needs:

•	Group 1 — those in positions that are principally transmission who will become employees of ITC.

•	Group 2 — those with a mix of transmission and distribution responsibilities.

•	Group 3 — shared services employees who support the transmission business, for example those in legal, human resources, and accounting among other support groups.

Once the transaction is completed, Entergy will no longer be in the transmission business, so the path for employees in the first group is clear — they will join ITC. For employees in the second and third groups, a process is being developed to identify people whose skills and expertise match ITC’s staffing needs while ensuring that Entergy has the talent it will need too.

“Separating a business is not easy, and getting the staffing process right is both critical and complicated,” said Christine Kujawa, vice president of human resources for ITC. “The actions we’re taking now are building the foundation for a long-term, successful relationship with Entergy as our customer.”

Interest Assessment Planned This Fall

In the fall, Entergy will conduct an individual interest assessment with non-bargaining and non-craft employees who perform both transmission and distribution work in Group 2. The assessment will gauge their interest in possibly moving to ITC, identify areas where they need more information and get their feedback on issues or concerns with moving to ITC. The assessment data will be used to help determine final staffing plans.

Currently teams are working toward completion of the staffing and selection process by the end of first quarter 2013; however, the specific process will likely not begin until the late third quarter or early fourth quarter of 2012 once all business needs are outlined and employee interests and skills assessed. Timing of these events is conditional upon regulatory filings.

In the meantime, stay tuned to myEntergy News and the Transmission Merger employee intranet site for the latest news and information. Employees with Transco-related questions are encouraged to review the current posted Q&As.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Report on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, and Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Important information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.